Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

Nextel Contacts:
Michael Mooney, 704-361-9499
michael.mooney@nextel.com
Audrey Schaefer, 240-876-1588
media.relations@nextel.com

December 16, 2004

Nextel Statement Regarding Merger of Equals
Announcement With Sprint
NASCAR NEXTEL Cup Series Focus

Sprint and Nextel announced yesterday a merger of equals between the two wireless telecommunications companies. Together, Sprint Nextel will be a larger, stronger company with more resources, which will be better positioned to transform our vision of a wireless future into a reality.

There are obvious questions as to the impact this could have on Nextel’s NASCAR sponsorship. Nextel stands by its belief that the NASCAR NEXTEL Cup Series is one of the best brand and sponsorship investments Nextel has ever made. Nextel has invested significant resources throughout 2004 to find ways to enhance the sport and provide a more dynamic fan experience. Nextel expects no rebranding of logos or signage in 2005 and will continue to honor that commitment as Series sponsor and the programs initiated in 2004 will only continue to evolve.

We expect our relationship with NASCAR to continue and to prosper and the new Sprint Nextel team is enthusiastic about the NASCAR relationship. Both groups are focused on building on the success of the Nextel Cup’s first year.

The merger is expected to close in the second half of 2005 and is subject to approval by the shareholders of both companies, approval by various federal and state regulatory agencies, possible foreign governmental approvals and other customary closing conditions.

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Forward Looking Statements

A number of the matters discussed in this press release that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarter ended September 30, 2004, as such reports may have been amended. This press release speaks only as of its date, and Nextel disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SPRINT AND NEXTEL SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at Sprint Corporation — Investor Relations, 6200 Sprint Parkway, Overland Park, Kansas 66251 or call 800-259-3755, Option 1 or from Nextel Investor Relations at Nextel Investor Relations 2001 Edmund Halley Drive, Reston, Virginia 20191 or call 703-433-4300.

Participants In Solicitation

Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Sprint’s participants is set forth in the proxy statement, dated March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

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